Cecilia D Blye, Chief
Office of Global Security
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

2 February 2007

Dear Ms Blye

Form 20-F for the fiscal year ended 31 December 2005
Filed 26 April 2006
File No. 001-10306

Thank you for your letter of 15 December 2006 addressed to Sir Fred Goodwin. Our replies to your comments are set out below. References to ‘the Company’ are to The Royal Bank of Scotland Group plc and ‘the Group’ means the Company and its subsidiaries. The amounts and percentages below are calculated as of 31 December 2005, the last date for which we have audited financial statements

1.	Operations or contacts associated with Iran or Syria

We have no and have had no employees, offices or branches in Iran or Syria. We do not solicit business in these countries. Our contacts with individuals or institutions of Iranian or Syrian nationality are very limited and strictly controlled; such business as is transacted with them is entered into outside of Iran and Syria and is fully compliant with all applicable local laws and regulations.

Iran

The Group’s revenues, assets and liabilities for the financial year ended 31 December 2005 relating to business conducted with individuals or institutions of Iranian nationality, and compliant with all applicable local laws and regulations, were respectively 0.005%, 0.002% and 0.021% of the Group total.

The figures for 2004 and 2003 were similarly immaterial.

Syria

The Group’s revenues, assets and liabilities for the financial year ended 31 December 2005 relating to business conducted with individuals or institutions of Syrian nationality, and compliant with all applicable local laws and regulations, were respectively 0.002%, 0.0003% and 0.002 % of the Group total.

The figures for 2004 and 2003 were similarly immaterial.

2.	Materiality

As demonstrated by the figures cited above, and further mitigated by controls described in paragraph 3 below, our contacts with individuals or institutions of Iranian or Syrian nationality, both singularly and in the aggregate, are inconsequential to the Group’s results of operations and financial condition and such contacts are not expected to have anything other than an inconsequential effect in the future.

Our assessment of materiality to a reasonable investor also includes consideration of the potential impact of our contacts with individuals or institutions of Iranian or Syrian nationality upon our reputation and share value. As we have no presence in and limited, strictly controlled, contacts with people or institutions connected with these countries we believe there would be no impact on our reputation, and this would be recognised by a reasonable investor in making an informed decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some State legislatures in the United States of America. We do not believe that the effect or purpose of such State statutes would impact our conclusions regarding the level of investment risk to those States arising from our limited contacts with individuals or institutions of Iranian or Syrian nationality.

3.	Compliance

We have in place a suite of policies, procedures and controls designed to ensure that the Group complies with all applicable laws and regulations in each of the jurisdictions in which it operates around the world.

In light of your comments regarding the supervision and regulation description in the 2005 Form 20-F, we propose our future filings include additional comment in the “United States” section dealing with the Patriot Act.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2005 Form 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Guy Whittaker

Guy Whittaker Group Finance Director